JOHNSON OUTDOORS INC.
555 Main Street
Racine, WI 53403

October 6, 2014

SENT VIA EDGAR

Mr. J. Nolan McWilliams, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Johnson Outdoors Inc.
Form 10-K: For the fiscal year ended September 27, 2013
Filed December 6, 2013
File number: 000-16255

Dear Mr. McWilliams:

The following is the response of Johnson Outdoors Inc. ("we" or the "Company") to the comment in the letter of the staff of the United States Securities and Exchange Commission (the "Commission") dated September 24, 2014 (the "Comment Letter") related to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 2013 filed with the Commission on December 6, 2013.  For reference purposes, the text of the Comment Letter has been reproduced below for the only numbered paragraph.

Definitive Proxy Statement filed January 13, 2014

Executive Officers, page 16

Comment No. 1

We note that you identify only two executive officers, your principal executive officer and your principal financial officer. Please explain to us why you believe that none of the members of your management, other than your PEO and PFO, is an “executive officer” as defined by Exchange Act Rule 3b-7. Based on the titles and descriptions of other members of your management found on your website at http://investor.johnsonoutdoors.com/management.cfm it appears that several other members of your management may meet the definition of “executive officer.” We may have additional comment upon reviewing your response.

Response to Comment No. 1

Prior to May 5, 2006, the Company had in place a President and/or Chief Operating Officer, who, along with the Chief Executive Officer and Chief Financial Officer, served as the Company's officers who were principally in charge of, and responsible for overseeing, the Company's various business operating segments (consisting of the Company's Diving, Marine Electronics, Outdoor Equipment and Watercraft segments).  Upon the resignation of our most recent President and Chief Operating Officer in 2006, we chose to consolidate this officer's duties and responsibilities under Helen Johnson-Leipold, our Chief Executive Officer.  Ms. Johnson-Leipold oversees all of the Company's operating segments and, together with the Chief Financial Officer and the Board of Directors, is responsible for policy making and strategy across our organization.  In part, this consolidation effort was driven by concerns over profitability and cost containment initiatives, but also in part by having continued clear direction over all of our operating segments with a unified set of strategic goals and focus for our organization.

United States Securities and
Exchange Commission
October 6, 2014

We acknowledge that this is a bit unusual for a company of our size.  However, as disclosed in our proxy statement filings we are a "Controlled Company" as defined in applicable NASDAQ Stock Market Listing Rules as a result of Ms. Johnson-Leipold and members of her family beneficially owning more than 50% of the combined voting power of the Company's stock.  In fact, the Johnson family beneficially owns approximately 75% of the combined voting power of our stock.  Being a "Controlled Company" with this ownership by the Johnson family has resulted in Ms. Johnson-Leipold taking a more direct role in and control over policy making and strategy within our Company.  Ultimately, Company strategic and policy making decisions are all determined by Ms. Johnson-Leipold working with the Chief Financial Officer and the Board of Directors, and no other officers of the Company have the level of authority within our organization to make general policy decisions nor do they head, from a decision making or authority stand point, any principal department, unit or administrative function within the Company.  Despite being exempt from the requirement to maintain a majority of independent directors and the requirement to maintain a Nominating and Corporate Governance Committee and a Compensation Committee composed entirely of independent directors, the Company has decided to maintain a Board of Directors composed of a majority of independent directors (six of eight directors), and a Nominating and Corporate Governance Committee, Compensation Committee and Audit Committee each composed entirely of independent directors under the NASDAQ Stock Market rules.  These independent directors provide substantial assistance to Ms. Johnson-Leipold and the Company in many areas, including in policy making and strategic planning.  The Committees also provide independent oversight of various matters and functions, including compensation and corporate governance.

For the reasons described above, we have concluded, since the departure of our most recent President and Chief Operating Officer in 2006, that we only have two true executive officers within the scope contemplated by Rule 3b-7 promulgated under the Securities Exchange Act of 1934.

* * *

United States Securities and
Exchange Commission
October 6, 2014

In responding to the Comment Letter, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to the Comment Letter.  Please do not hesitate to contact the undersigned at (262) 631-6600 with any questions or comments regarding any of the foregoing.

Very truly yours,

JOHNSON OUTDOORS INC.

/s/ Alisa Swire

Alisa Swire
Vice President and General Counsel